GLG PHARMA, LLC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

May 24, 2018



Independent Accountant's Review Report

To Management
GLG Pharma, LLC
Jupiter, FL

We have reviewed the accompanying balance sheet of GLG Pharma, LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 24, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GLG PHARMA, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 3,445	$ 1,670
Certificate of Deposit	37,681	37,587
TOTAL CURRENT ASSETS	41,126	39,257
NON-CURRENT ASSETS		
Furniture and Fixtures, Net	720	1,002
Investment in GLG Pharma SAS	96,327	56,039
Investment in GLG Pharma SA	1,142,444	97,396
Loan Costs, Net	-	2,447
Other Assets	15,813	-
TOTAL NON-CURRENT ASSETS	1,255,304	156,884
TOTAL ASSETS	1,296,430	196,141
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	1,086,367	976,926
Loans from Members	253,207	287,294
Short Term Notes Payable	1,959,892	1,832,019
TOTAL CURRENT LIABILITIES	3,299,466	3,096,239
NON-CURRENT LIABILITIES		
Long Term Notes Payable	-	129,990
TOTAL LIABILITIES	3,299,466	3,226,229
MEMBERS' EQUITY		
Members' Capital (Deficit)	(3,030,088)	(2,442,484)
Net Income	1,027,052	(587,604)
TOTAL MEMBERS' EQUITY	(2,003,036)	(3,030,088)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,296,430	$ 196,141

Unaudited- See accompanying notes.

GLG PHARMA, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Revenue	$ 1,145,038	$ -
Gross Profit	1,145,038	-
Operating Expense		
Professional Fees	149,034	56,529
Option and Licensing Fees	39,351	128,932
Office and Miscellaneous Expenses	24,254	3,432
Rent	11,377	12,084
Travel and Conferences	10,764	-
Insurance	7,644	1,486
Research, Development, and Manufacturing	-	265,697
Utilities Expense	-	775
	242,424	468,935
Net Income from Operations	902,614	(468,935)
Other Income (Expense)		
Other Income	253,441	-
Interest Income	94	94
Depreciation and Amortization	(2,729)	(4,828)
Interest Expense	(126,368)	(113,935)
Net Income	$ 1,027,052	$ (587,604)

GLG PHARMA, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 1,027,052	$ (587,604)
Change in Accounts Payable and Accrued Expenses	109,441	409,864
Depreciation and Amortization	2,729	4,828
Sale of Sub License Agreement	(1,145,038)	-
Net Cash Flows From Operating Activities	(5,816)	(172,912)
Cash Flows From Investing Activities		
Change in Certificate of Deposit	(94)	506
Change in Investment in GLG Pharma SAS	(40,288)	(12,090)
Change in Investment in GLG Pharma SA	99,990	(97,396)
Repayment of Loans to Members	-	11,643
Change in Other Assets	(15,813)	-
Net Cash Flows From Investing Activities	43,795	(97,337)
Cash Flows From Financing Activities		
Change in Notes Payable	(36,204)	270,854
Net Cash Flows From Investing Activities	(36,204)	270,854
Cash at Beginning of Period	1,670	1,065
Net Increase (Decrease) In Cash	1,775	605
Cash at End of Period	$ 3,445	$ 1,670

GLG PHARMA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Starting Equity	$ (3,030,088)	$ (2,442,484)
Net Income	1,027,052	(587,604)
Ending Equity	$ (2,003,036)	$ (3,030,088)

Unaudited- See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

GLG Pharma, LLC ("the Company") is a limited liability company organized under the laws of the State of Florida. The Company is a pharmaceutical developer that also licenses its intellectual property to other companies.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Investments

In 2016, the Company entered into agreements to create two subsidiaries to license and distribute its products in Europe. Due to contractual and regulatory obligations in the countries where GLG Pharma SAS and GLG Pharma operate, the Company's management does not exercise direct control over the subsidiaries. As a result, their operating history has not been consolidated in the Company's financial statements.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

In 2017, the Company realized revenue from the sale of a licensing agreement to GLG Pharma, SA, a foreign subsidiary. This amount was recognized as equity in the Company's investment in GLG Pharma, SA.

Rent

The Company occupies office space under a month to month operating lease for which there are no future minimum payments due.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's federal tax filings for 2014, 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE D- DEBT

In 2017 and 2016, the Company borrowed funds from related parties for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 8% per annum and are subordinated to certain other obligations yet to be incurred by the Company (e.g. bank loans, financing agreements, etc.). They mature in early 2019, and are also convertible to equity at the option of the lender at a cost of $3.00 per membership unit.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 24, 2018, the date that the financial statements were available to be issued.